                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                          GENERAL MICROWAVE CORPORATION
                                (Name of Issuer)


                          Common Stock, $.01 par value
                         (Title of Class of Securities)


                                   370307100
                                 (CUSIP Number)

                               Daniel Schloendorn
                            Willkie Farr & Gallagher
                               One Citicorp Center
                              153 East 53rd Street
                          New York, New York 10022-4677
                                  (212) 821-8000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  July 1, 1996
              (Date of Event which Requires Filing this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [X].

SCHEDULE 13D

CUSIP No. 370307100

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Mr. Adam M. Hutt

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    a[ ]
                                                                    b[x]
3.       SEC USE ONLY

4.      SOURCE OF FUNDS*
                  AF, PF

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

                  7.      SOLE VOTING POWER
                          0

                  8.      SHARED VOTING POWER
  SHARES                  47,500
BENEFICIALLY
 OWNED BY
REPORTING         9.      SOLE DISPOSITIVE POWER
  PERSON                  0
   WITH

                  10.     SHARED DISPOSITIVE POWER
                          47,500

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  47,500

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                         [x]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  4.0%

14.     TYPE OF REPORTING PERSON*
        IN

SCHEDULE 13D

CUSIP No. 370307100

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  AMH Equity, Ltd.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                     a[ ]
                                                     b[x]
3.       SEC USE ONLY

4.      SOURCE OF FUNDS*
                  AF, WC

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)     [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

                  7.      SOLE VOTING POWER
                          0

                  8.      SHARED VOTING POWER
  SHARES                  47,500
BENEFICIALLY
 OWNED BY
REPORTING         9.      SOLE DISPOSITIVE POWER
  PERSON                  0
   WITH

                  10.     SHARED DISPOSITIVE POWER
                          47,500

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  47,500

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                      [x]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  4.0%

14.     TYPE OF REPORTING PERSON*
        CO

SCHEDULE 13D

CUSIP No. 370307100

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Mr. Jay R. Petschek

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      a[ ]
                                                                      b[x]
3.       SEC USE ONLY

4.      SOURCE OF FUNDS*
                  AF, PF

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                     [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

                  7.      SOLE VOTING POWER
                          19,200


                  8.      SHARED VOTING POWER
  SHARES                  4,800
BENEFICIALLY
 OWNED BY
REPORTING         9.      SOLE DISPOSITIVE POWER
  PERSON                  19,200
   WITH

                  10.     SHARED DISPOSITIVE POWER
                          4,800

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  24,000

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                          [x]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  2.0%

14.     TYPE OF REPORTING PERSON*
        IN

SCHEDULE 13D

CUSIP No. 370307100

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Corsair Management Company, Inc.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               a[ ]
                                                               b[x]
3.       SEC USE ONLY

4.      SOURCE OF FUNDS*
                  AF, WC

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)               [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

                  7.      SOLE VOTING POWER
                          0

                  8.      SHARED VOTING POWER
  SHARES                  4,800
BENEFICIALLY
 OWNED BY
REPORTING         9.      SOLE DISPOSITIVE POWER
  PERSON                  0
   WITH

                  10.     SHARED DISPOSITIVE POWER
                          4,800

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  4,800

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                           [x]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0.4%

14.     TYPE OF REPORTING PERSON*
        CO

SCHEDULE 13D

CUSIP No. 370307100

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Corsair Managing Partners

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              a[ ]
                                                              b[x]
3.       SEC USE ONLY

4.      SOURCE OF FUNDS*
                  AF

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)              [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

                  7.      SOLE VOTING POWER
                          0

                  8.      SHARED VOTING POWER
  SHARES                  4,800
BENEFICIALLY
 OWNED BY
REPORTING         9.      SOLE DISPOSITIVE POWER
  PERSON                  0
   WITH

                  10.     SHARED DISPOSITIVE POWER
                          4,800

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  4,800

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                          [x]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0.4%

14.     TYPE OF REPORTING PERSON*
        PN

Item 1.  Security and Issuer

                  This statement on Schedule 13D relates to shares of Common Stock, $.01 par value per share (the "Common Stock"), of General Microwave
Corporation, a New York corporation (the "Issuer"). The principal executive offices of the Issuer are located at 5500 New Horizons Boulevard, Amityville, New York 11701. This statement on Schedule 13D is being filed by the Reporting Persons (as defined below) to report recent transactions in the Common Stock as a result of which the Reporting Persons may be deemed the beneficial owners of in excess of 5% of the outstanding Common Stock.

Item 2. Identity and Background

                  This statement is being filed on behalf of Mr. Adam M. Hutt ("Mr. Hutt"), AMH Equity, Ltd., a New York corporation ("AMH Equity"), Mr. Jay
R. Petschek ("Mr. Petschek"), Corsair Management Company, Inc., a New York corporation ("Corsair Management"), and Corsair Managing Partners, a New York general partnership ("CMP"). Mr. Hutt, AMH Equity, Mr. Petschek, Corsair Management and CMP are sometimes collectively referred to herein as the "Reporting Persons."

                  Mr. Hutt is filing in his capacity as the sole shareholder of AMH Equity. Mr. Petschek is filing in his capacity as (a) the sole general partner of Corsair Capital Partners, L.P., a Delaware limited partnership ("Corsair Partners"), and (b) the sole shareholder of Corsair Management.

                  This statement on Schedule 13D relates to shares of Common Stock held for the accounts of each of the following:

                  (i) Leviticus Partners, L.P., a Delaware limited partnership ("Leviticus Partners");

                  (ii)              Corsair Partners; and

                  (iii) Corsair Capital Partners II, L.P., a Delaware limited partnership ("Corsair Partners II").

                  AMH Equity, of which Mr. Hutt is the sole shareholder, director and executive officer, is the sole general partner and a limited partner of Leviticus Partners. AMH Equity's principal business is to serve as the sole general partner of Leviticus Partners. Leviticus Partners' sole business is to acquire, trade, sell and hold for investment publicly traded securities and other business interests. AMH Equity and Leviticus Partners have their principal offices at 540 Madison Avenue, New York, New York 10022. Pursuant to regulations promulgated under Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), AMH Equity, by reason of its ability to exercise investment discretion over the securities owned by Leviticus Partners as Leviticus Partners' sole general partner, and Mr. Hutt, as the sole shareholder and the person ultimately in control of AMH Equity, may each be deemed a beneficial owner of securities, including the Common Stock, held for the account of Leviticus Partners.

                  Mr. Hutt, a United States citizen, is employed as a research analyst by Ladenburg, Thalmann & Co. Inc., a Delaware corporation
("Ladenburg"), at Ladenburg's principal office at 540 Madison Avenue, New York, New York 10022.

                  AMH  Equity  and  Mr.  Hutt  expressly   disclaim
beneficial ownership of any shares of Common Stock not directly held for the account of Leviticus Partners.

                  Mr. Petschek is the sole general partner of Corsair Partners, the sole business of which is to acquire, trade, sell and hold for investment publicly traded securities and other business interests. Corsair Partners has its principal office at 540 Madison Avenue, New York, New York 10022. In his capacity as the sole general partner of Corsair Partners, Mr. Petschek exercises voting and dispositive power with respect to securities held for the account of Corsair Partners. Pursuant to regulations promulgated under Section 13(d) of the Exchange Act, by reason of his position as the general partner of Corsair Partners, Mr. Petschek may be deemed the beneficial owner of securities, including the Common Stock, held for the account of Corsair Partners.

                  Corsair Management, a New York corporation, of which Mr. Petschek is the sole shareholder, director and executive officer, is a general partner of CMP, a New York general partnership, the principal business of which is to serve as the sole general partner of Corsair Partners II. Corsair Partners II has its principal office at 540 Madison Avenue, New York, New York 10022. Its sole business is to acquire, trade, sell and hold for investment publicly traded securities and other business interests. The principal business of Corsair Management is to serve as a general partner of CMP. Each of CMP and Corsair Management have their principal offices at 540 Madison Avenue,

                  New  York,  New  York  10022.   Pursuant  to  the
partnership agreement of CMP, the general partners of CMP have agreed that all authority with respect to the investment decisions to be made by CMP on behalf of Corsair Partners II is delegated to Corsair Management. Information concerning the identity and background of the other general partners of CMP is set forth in Annex A hereto and incorporated by reference in response to this Item 2.

                  Pursuant to regulations promulgated under Section 13(d) of the Exchange Act, CMP, by reason of its ability to exercise investment discretion over the securities owned by Corsair Partners II, Corsair Management, as the general partner of CMP, and Mr. Petschek, as the sole shareholder and the person ultimately in control of Corsair Management, may each be deemed a beneficial owner of securities, including the Common Stock, held for the account of Corsair Partners II.

                  The principal occupation of Mr. Petschek, a United States citizen, is his position as Managing Director of Ladenburg at Ladenburg's principal office.

                  Mr. Petschek, CMP and Corsair Management expressly disclaim beneficial ownership of any shares of Common Stock not directly held for the accounts of Corsair Partners or Corsair Partners II. The
                  Reporting Persons hereby disclaim their membership in, or the existence of, a group because the beneficial ownership of the Common Stock claimed herein by each Reporting Person is separate from the employment relationship existing between Mr.

Hutt and Mr. Petschek, on the one hand, and Ladenburg, on the other.

                  During the past five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding, or (b) a party to any civil proceeding as a result of which such person has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.  Sources and Amounts of Funds or Other Consideration

                  As of the date hereof, Mr. Hutt and AMH Equity beneficially owned 47,500 shares of Common Stock. The aggregate purchase price of the Common Stock beneficially owned by Mr. Hutt and AMH Equity was approximately $331,875. The source of funds for the purchase of 10,000 shares of Common Stock listed on Annex B hereto was investment capital contributed by the limited partners of Leviticus Partners. The remaining 37,500 shares of Common Stock were contributed in-kind to Leviticus Partners by its limited partners and were valued at $7 per share on July 1, 1996, the date of such contribution. Mr. Hutt is also a limited partner of Leviticus Partners.

                  As of the date hereof, Mr. Petschek beneficially owned 24,000 shares of Common Stock. The aggregate purchase price of the Common Stock beneficially owned by Mr. Petschek was approximately $188,360.
The source of funds for the purchase of all such Common Stock was investment capital contributed by the limited partners of Corsair Partners and Corsair Partners II.

Mr. Petschek is a limited partner of each of Corsair Partners and Corsair Partners II.

                  As of the date hereof, Corsair Management and CMP beneficially owned 4,800 shares of Common Stock. The aggregate purchase price of the Common Stock beneficially owned by Corsair Management and CMP was approximately $37,672. The source of funds for the purchase of all such Common Stock was investment capital contributed by the limited partners of Corsair Partners II.

                  The shares of Common Stock held by Leviticus Partners, Corsair Partners and Corsair Partners II may be held through margin accounts maintained with brokers, which extend margin credit, as and when required to open or carry positions in such margin accounts, subject to applicable federal margin regulations, stock exchange rules and the credit policies of such firms. The positions held in the margin accounts, including the Common Stock, are pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 4. Purpose of Transaction

                  On July 1, 1996, Leviticus Partners was formed and certain of its limited partners contributed 37,500 shares of Common Stock. The Reporting Persons acquired for investment purposes all of the Common Stock reported herein as being beneficially owned by them. None of Mr. Hutt, AMH Equity, Mr. Petschek, Corsair Management, CMP and, to the best of the Reporting Persons' knowledge, any of the other parties identified in response to Item 2, has any plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D under the Exchange Act. The Reporting Persons reserve the right to acquire additional securities of the Issuer, to dispose of such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of their respective general investment and trading policies, market conditions or other factors.

Item 5.  Interest in Securities of the Issuer

                  (a)(i) On the date of this Statement, Mr. Hutt may be deemed a beneficial owner of the 47,500 aggregate shares of Common Stock (approximately 4.0% of the Common Stock outstanding) held for the account of Leviticus Partners.

                  (ii) On the date of this Statement, the aggregate number of shares of Common Stock of which AMH Equity may be deemed a beneficial owner is 47,500 (approximately 4.0% of the Common Stock outstanding).

                  (iii) On the date of this Statement, the aggregate number of shares of Common Stock of which Mr. Petschek may be deemed a beneficial owner is 24,000 (approximately 2.0% of the Common Stock outstanding). This number includes (A) 19,200 shares of Common Stock held for the account of Corsair Partners and (B) 4,800 shares of Common Stock held for the account of Corsair Partners II.

                  (iv) On the date of this Statement, the aggregate number of shares of Common Stock of which Corsair Management may be deemed a beneficial owner is 4,800 (approximately 0.4% of the Common Stock outstanding).

                  (v) On the date of this Statement, the aggregate number of shares of Common Stock of which CMP may be deemed a beneficial owner is 4,800 (approximately 0.4% of the Common Stock outstanding).

                   (b)(i) By virtue of his position as the sole shareholder of AMH Equity and pursuant to the partnership agreement of Leviticus Partners, Mr. Hutt may be deemed to have shared power to direct the voting and shared power to direct the disposition of securities held for the account of Leviticus Partners, including 47,500 shares of Common Stock held by Leviticus Partners.

                   (ii) By virtue of its position as the sole general partner of Leviticus Partners, AMH Equity may be deemed to have shared power to direct the voting and shared power to direct the disposition of securities held for the account of Leviticus Partners, including 47,500 shares of Common Stock held by Leviticus Partners.

                  (iii) By virtue of (x) his position as the general partner of Corsair Partners and (y) his position as the sole shareholder of Corsair Management and pursuant to the terms of the partnership agreement of Corsair Partners II and by agreement among the general partners of CMP, Mr. Petschek may be deemed to have shared power to direct the voting and shared power to direct the disposition of securities held for the account of Corsair Partners and Corsair Partners II, including 19,200 shares of Common Stock held by Corsair Partners and 4,800 shares of Common Stock held by Corsair Partners II.

                  (iv) By virtue of its position as a general partner of CMP and pursuant to the terms of the partnership agreement of CMP, Corsair Management may be deemed to have shared power to direct the voting and shared power to direct the disposition of securities held for the account of Corsair Partners II, including 4,800 shares of Common Stock held by Corsair Partners II.

                  (v) By virtue of its position as the sole general partner of Corsair Partners II, CMP may be deemed to have shared power to direct the voting and shared power to direct the disposition of securities held for the account of Corsair Partners II, including 4,800 shares of Common Stock held by Corsair Partners II.

                  The percentages used herein are calculated based upon the 1,197,390 shares of Common Stock stated to be issued and outstanding at April 1, 1996, as reflected in the Issuer's Annual Report on Form 10-K for the fiscal year ended February 29, 1996.

                  (c) Except for the transactions listed in Annex B hereto, there have been no transactions with respect to the Common Stock during the past 60 days by any of Mr. Hutt, Mr. Petschek, AMH Equity, CMP or Corsair Management.

                  (d) No person other than each respective record owner referred to herein of shares of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of shares of Common Stock.

                  (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

                  From time to time, the Reporting Persons may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan.

Item 7. Material to be Filed as Exhibits

         A. Joint Filing Agreement, dated July 11, 1996, pursuant to Rule 13d-f(1) among Mr. Hutt, AMH Equity, Mr. Petschek, Corsair Management and CMP.

Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 11, 1996                  /s/ Adam M. Hutt
                                       Adam M. Hutt



                                       AMH EQUITY, LTD.

                                       By:  /s/ Adam M. Hutt
                                       Name:  Adam M. Hutt
                                       Title: President



                                       /s/ Jay R. Petschek
                                       Jay R. Petschek



                                       CORSAIR MANAGEMENT COMPANY, INC.


                                       By:  /s/ Jay R. Petschek
                                       Name:  Jay R. Petschek
                                       Title: President



                                       CORSAIR MANAGING PARTNERS

                                       By:  Corsair Management Company, Inc., a
                                             general partner


                                       By:  /s/ Jay R. Petschek
                                       Name:  Jay R. Petschek
                                       Title: President

                                    ANNEX A

                  The following is a list of the other General Partners of Corsair Managing Partners ("CMP"):

                  Peter Marc Graham, Inc., a Delaware corporation ("PMG Corp."):
                 Mr. Peter M. Graham, sole shareholder

                  Corsair/Kramer Inc., a Delaware corporation ("CK Corp."):  Mr.
                 Ronald J. Kramer, sole shareholder

The principal business of each of PMG Corp. and CK Corp. is to serve as General Partner of CMP, and each has a business address c/o Corsair Managing Partners, 540 Madison Avenue, New York, New York 10022. The principal occupation of Mr. Graham, a United States citizen, is his position as President and Director of Corporate Finance of Ladenburg at Ladenburg's principal office. The principal occupation of Mr. Kramer, a United States citizen, is his position as Chief Executive Officer of Ladenburg at Ladenburg's principal office. To the best of the Reporting Persons' knowledge, during the past five years, none of the above-listed persons has been (i) convicted in a criminal proceeding, or (ii) a party to any civil proceeding as a result of which any such persons has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

                                     Annex B


                     RECENT TRANSACTIONS IN THE COMMON STOCK
                        OF GENERAL MICROWAVE CORPORATION

                                   Date of              Nature of            Number of Shares  Price Per Share
For the Account of:                Transaction          Transaction
Leviticus Partners                 7/7/96               Purchase                     5,000            $67/8
Leviticus Partners                 7/3/96               Purchase                     5,000             $7
Leviticus Partners                 7/1/96               In-Kind                     37,500             $7  *
                                                        Contribution

* Based on the price at the close of trading on the previous business day, June 28, 1996.